SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PNC Redemption – Tax Treatment

Rio de Janeiro, June 14, 2026, AXIA Energia S.A. (“Company” or “AXIA Energia”) in addition to the Material Fact disclosed on this date, regarding the announcement of the redemption of the Company’s class “C” preferred shares (“PNC”), the Company hereby informs shareholders of the tax treatment applicable to this transaction.

For purposes of the redemption, the shareholder position held at the end of June 18, 2026, will be considered as the record date. The redemption amount will be equivalent to the closing trading price of the Company’s common shares on the trading session held on June 12, 2026, namely R$52.00. Finally, payment of the redemption amount will be made in Brazilian currency, in a single installment, on July 7, 2026. Payment to ADR holders will occur within up to seven business days following the payment made to holders of redeemed PNC shares traded on B3, on July 16, 2026.

1. Brazilian resident investors

Any gains realized by shareholders holding PNCS shares who are resident in Brazil, including individuals and legal entities, investment funds, or other entities, as a result of the redemption may be subject to the incidence of income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor. Such shareholders are responsible for consulting their own advisors to assess the applicable taxation and for the payment of any taxes due.

2. Non-resident investors

Pursuant to the applicable legislation, the Company may withhold a portion of the amount due to shareholders who are not resident in Brazil, in an amount corresponding to the Withholding Income Tax (“WHT”) levied on any capital gain realized as a result of the redemption of the PNC shares.

The capital gain shall correspond to the positive difference, if any, between:

•              the redemption amount; and

•              the acquisition cost of the AXIA Energia shares held by the non-resident investor.

The WHT shall be withheld and collected by the Company in accordance with the legal and regulatory rules applicable to each type of non-resident investor, subject to the following rates:

(i)       15%;

(ii)      15% to 22,5%; or

(iii)     25%, in the case of a shareholder resident in a country or dependency with a favorable tax regime, pursuant to the legislation and regulations of the Brazilian Federal Revenue Service.

Any WHT withheld and collected by the Company shall be deducted from the amount payable to shareholders as the redemption amount for the PNC shares.

In order to enable the calculation of any capital gain, shareholders who are not resident in Brazil must complete and electronically submit to the Company, directly or through their custody agents, the template spreadsheet attached as Annex I to this Shareholders’ Notice.

The spreadsheet must be completed and submitted by e-mail, in Excel format, to the following e-mail address: resgate@axia.com.br, with the subject line “PNC Redemption – Capital Gain”, together with proper supporting documentation evidencing the acquisition cost informed, which must be attached to the same e-mail.

If a non-resident shareholder benefits from an exemption or reduction of the WHT rate, as well as from any other tax relief provided for under Brazilian legislation or international treaties, such condition must be reflected in the spreadsheet and accompanied by the respective legal basis and the relevant supporting documentation.

The information and documents must be submitted to the Company by 6:00 p.m. (Brasília time) on June 23, 2026.

The Company shall rely exclusively on the information and documents provided by the shareholders for purposes of calculating the capital gain, and such shareholders shall be fully responsible for the truthfulness, accuracy, and completeness of the information provided.

The Company, pursuant to the applicable legislation and regulations of the Brazilian Federal Revenue Service:

(i)       shall consider the acquisition cost to be zero (R$0.00) for non-resident shareholders who fail to submit the information and supporting documentation within the deadline and in the manner indicated above; and

(ii)      shall apply the 25% rate on gains realized by non-resident shareholders who fail to inform their country or jurisdiction of residence or tax domicile.

For further clarification, shareholders may contact the Company’s Investor Relations department by e-mail at ri@axia.com.br.

Eduardo Haiama

Vice President of Finance and Investor Relations

Annex I

ACQUISITION COST INFORMATION1

Name	CPF/CNPJ	Tax Domicile	Investment made in accordance with the rules of the National Monetary Council (Joint Resolution No. 13/2024)?	Number of shares	Average acquisition cost of the PNC shares	Are you entitled to an exemption from, or reduction of, the Withholding Income Tax rate?
			[Yes / No]			[Yes / No]

1 The information must be submitted in .xls format (Excel file), together with the corresponding supporting documentation for verification purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.